corey.reis@shearman.com	June 15, 2009
(212) 848-4404

VIA EDGAR

Ms. Lauren Nguyen
Attorney-Advisor
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Merrill Lynch Depositor, Inc.
Registration Statement on Form S-3
File No. 333-158501

Dear Ms. Nguyen:

As discussed, we are filing herewith Merrill Lynch Depositor, Inc.’s Amendment No. 3 to Form S-3, File No. 333-158501 (the “Registration Statement”), together with a request for acceleration of effectiveness of the Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended.

Thank you for your prompt attention to this matter.  If the Staff has any questions or comments concerning Amendment No. 3 or the Registration Statement, or if you require additional information, please feel free to contact me at (212) 848-4404.

Very truly yours,

/s/ Corey A. Reis
Corey A. Reis
Shearman & Sterling LLP

cc:	Max Webb – Securities and Exchange Commission
John Marciano – Merrill Lynch Depositor, Inc.
Stephen A. Hofmann – Merrill Lynch Depositor, Inc.